EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended January 31, 2009 and for the quarters ended May 23, 2009 and May 24, 2008.

	May 23,	May 24,	January 31,	February 2,	February 3,	January 28,	January 29,
	2009	2008	2009	2008	2007	2006	2005
	(16 weeks)	(16 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense	$681	$617	$1,968	$1,841	$1,759	$1,525	$286
Fixed charges	280	275	871	855	870	895	950
Capitalized interest	(3)	(5)	(11)	(14)	(13)	(7)	(5)
Pre-tax earnings before fixed charges	$958	$887	$2,828	$2,682	$2,616	$2,413	$1,231

Fixed charges:
Interest	$166	$157	$495	$488	$500	$518	$562
Portion of rental payments deemed to be interest	114	118	376	367	370	377	388

Total fixed charges	$280	$275	$871	$855	$870	$895	$950
Ratio of earnings to fixed charges	3.4	3.2	3.2	3.1	3.0	2.7	1.3